Exhibit 99.1

News Release

PartnerRe Ltd. Announces Voluntary Delisting of Preferred Shares from NYSE

PEMBROKE, Bermuda, July 1, 2024 – PartnerRe Ltd. (“the Company”) today announced its intention to voluntarily delist its 4.875% Series J Fixed Rate Non-Cumulative Preferred Shares (the “Preferred Shares”) from the New York Stock Exchange (the “NYSE”), and to deregister the Preferred Shares under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The Company has notified the NYSE of its intention to voluntarily delist the Preferred Shares.

The Company currently anticipates that it will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form 25, relating to the delisting and deregistration of the Preferred Shares under Section 12(b) of the Exchange Act, on or about July 11, 2024, with the delisting of the Preferred Shares expected to take effect ten days thereafter. As a result, the Company expects that the last trading day of the Preferred Shares on the NYSE will be on or about July 19, 2024. Further, on or about July 22, 2024, the Company intends to file a Form 15 with the SEC to suspend the Company's reporting obligations under Section 15(d) of the Exchange Act.

The decision to voluntarily delist from the NYSE and to deregister from the SEC was made after careful consideration, taking into account the significant financial and administrative requirements of maintaining the NYSE listing and SEC registration.

PartnerRe will continue to regularly provide financial information about the Company, including audited US GAAP financial statements, on our website at www.partnerre.com.

The delisting and deregistration of PartnerRe’s Preferred Shares will not impact any of the terms of the Preferred Shares.
________________________________________________

PartnerRe Ltd. is a leading global (re)insurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2023, total revenues were $9.1 billion. At December 31, 2023, total assets were $30.5 billion, total capital was $10.3 billion and total shareholders’ equity was $8.4 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

Contacts: PartnerRe Ltd. (441) 292-0888
Investor Contact: Stephen Boylan
Media Contact: Elizabeth Deacon

partnerre.com

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Phone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com